Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS SIGNS NON-BINDING LETTER OF INTENT TO ACQUIRE MAJORITY OF SYNOVA METALL- UND KUNSTOFFTECHNIK GMBH

HONG KONG – December 12, 2023 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced it has signed a non-binding letter of intent to acquire a majority stake in Synova Metall- und Kunststofftechnik GmbH (“Synova”). Synova has been a comprehensive original equipment manufacturer ("OEM") for the production of electrotechnical and electromechanical components based in Germany for over 60 years. Synova's core competencies lie in plastic injection molding technology and metal technology. The customer base includes well-known companies in the automotive and electrical industries as well as manufacturers of optics and supply technology.

The companies entered strategic discussions approximately one year ago. With negotiations around terms and conditions substantially completed, both Highway Holdings and Synova have mutually agreed to a non-binding letter of intent (“LOI”). Under the LOI, Highway Holdings will acquire a 51% interest in Synova. Highway Holdings will also acquire a right, exercisable under certain circumstances, to acquire the remaining 49% interest in Synova. The purchase price will be paid partly in cash, and partly in shares of Highway Holdings common shares.

Highway Holdings is currently conducting due diligence, which is expected to be finished over the coming weeks. The companies are targeting to complete the transaction and combine businesses in the first quarter of 2024. The consummation of the transaction is subject to the completion of Highway Holdings’ due diligence review, negotiation and execution of a mutually agreeable purchase agreement and other customary conditions.

Synova serves as an all-encompassing OEM manufacturer, sharing a comparable technological proficiency and a parallel business approach with Highway Holdings.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, noted, “We are excited to announce our letter of intent to acquire a majority of Synova. This follows an extensive 3 year-long search for a partner that best meets our strategic criteria. Synova rose to the top as the most suitable target.”

“Sharing the extensive synergies will make both companies highly attractive to our combined customer base while allowing increased cost savings for a more profitable operation.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the company’s ability to complete the proposed acquisition of Synova (the “Acquisition”), whether or not the company satisfactorily completes its due diligence of Synova, whether or not the company and Synova reach a mutually agreeable definitive agreement relating to the Acquisition, whether or not the board of directors of the company approve the Acquisition, whether or not any required approvals from third parties are able to be obtained by the company or Synova relating to the Acquisition, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801